 AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin 2
Ireland

February 2, 2017

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
 Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
 Washington, D.C. 20549

Re:	AerCap Holdings N.V.
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
Form 6-K
Filed November 8, 2016
Response dated January 6, 2017
File No. 1-33159

Dear Mr. O’Brien:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Report on Form 20-F filed with the Commission on March 23, 2016 (the “Form 20-F”), the Company’s Report on Form 6-K filed with the Commission on November 8, 2016 (the “Form 6-K”), and the Company’s response dated January 6, 2017 to the Staff’s letter dated December 6, 2016, contained in your letter dated January 23, 2017 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s response to the Comment Letter.

For your convenience, we have set out the text of the comment from the Comment Letter in bold, followed by the Company’s response.

1.
We note your response to comment 2 of our letter dated December 6, 2016. We continue to believe that your inclusion of the adjustment for maintenance rights related expenses in arriving at adjusted net income is inconsistent with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 regarding tailored recognition and measurement methods. In this regard, please remove this adjustment from your determination of adjusted net income.

Response:
We respectfully acknowledge the Staff’s comment and, in consideration thereof, have determined to discontinue presentation of the non-GAAP measures adjusted net income and adjusted earnings per share (EPS). As discussed with the Staff, we intend to disclose adjusted net income and adjusted EPS in an appendix to our fourth quarter and full year 2016 earnings release, together with a statement that this would be the Company’s final disclosure of these measures. Commencing with the Company’s fourth quarter and full year 2016 earnings release, we plan to include disclosure of certain components of net income and EPS in order to assist investors’ understanding of those measures. Attached as Exhibit A to this letter is the form of our planned disclosure.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +353 1 636 0924 or by email at khelming@aercap.com.

/s/ Keith Helming
Name: Keith Helming Title: Chief Financial Officer

Exhibit A

 Net Income  ($)  4Q 2016  4Q 2015  FY 2016  FY 2015            Reported Net Income (US GAAP)  [ ]  264.2  [ ]  1,178.7  Key Highlights4Q Results4Q 2016 reported net income (US GAAP) [increase/decrease] over 4Q 2015 driven by [ ]Full Year Results:The [increase/decrease] in year over year net income was primarily due to [ ]  ($)  4Q 2016  4Q 2015  FY 2016  FY 2015  Gains on sale and other non-recurring items1  [ ]  57.0  [ ]  194.3  AeroTurbine results, including restructuring related expenses  [ ]  (86.2)  [ ]  (80.4)  Maintenance rights amortization impact2  [ ]  (16.7)  [ ]  (72.8)  All other earnings  [ ]  310.1  [ ]  1,137.6  Reported Net Income  [ ]  264.2  [ ]  1,178.7  Components of Net Income  Includes gain on sale of assets, income from lease terminations, net insurance proceeds and gains from the settlement of residual value guarantees.Represents the difference between the amortization cost of the maintenance rights asset as compared to depreciation expense if this asset had been classified as flight equipment. Please refer to slide [ ] for additional detail regarding the maintenance rights amortization impact.

 Earnings Per Share  ($)  4Q 2016  4Q 2015  FY 2016  FY 2015            Reported Diluted Earnings Per Share  [ ]  1.33  [ ]  5.72  Key Highlights4Q Results4Q 2016 diluted earnings per share (US GAAP) [increase/decrease] over 4Q 2015 driven by [ ]Full Year Results:Diluted earnings per share was impacted by [ ]  ($)  4Q 2016  4Q 2015  FY 2016  FY 2015  Gains on sale and other non-recurring items1  [ ]  0.29  [ ]  0.94  AeroTurbine results, including restructuring related expenses  [ ]  (0.43)  [ ]  (0.39)  Maintenance rights amortization impact2  [ ]  (0.08)  [ ]  (0.35)  All other earnings  [ ]  1.55  [ ]  5.52  Reported Diluted Earnings Per Share  [ ]  1.33  [ ]  5.72  Components of Earnings Per Share  Includes gain on sale of assets, income from lease terminations, net insurance proceeds and gains from the settlement of residual value guarantees.Represents the difference between the amortization cost of the maintenance rights asset as compared to depreciation expense if this asset had been classified as flight equipment. Please refer to slide [ ] for additional detail regarding the maintenance rights amortization impact.

 Appendix

 Adjusted Net Income As Previously Reported  ($ million)  4Q 2016  4Q 2015  FY 2016  FY 2015            Reported Net Income  [ ]  264.2  [ ]  1,178.7  Adjusted for:          Maintenance rights amortization impact  [ ]  19.0  [ ]  83.2  AeroTurbine pre-tax results, including restructuring related expenses  [ ]  83.4  [ ]  74.0  Mark-to-market on interest rate caps and swaps  [ ]  (0.1)  [ ]  18.1  ILFC transaction and integration related expenses  [ ]  1.5  [ ]  9.6  Income tax impact of above adjustments  [ ]  0.3  [ ]  (7.4)            Adjusted Net Income (as previously reported)  [ ]  368.3  [ ]  1,356.2  Following the SEC’s issuance of updated guidance on the use of non-GAAP financial measures, the Company is no longer reporting adjusted net income. Below is a reconciliation of reported net income to adjusted net income, as previously reported, for 4Q 2016 and 2015 and full year 2016 and 2015, which is provided as a final transitional disclosure.

 Adjusted Earnings Per Share As Previously Reported  ($)  4Q 2016  4Q 2015  FY 2016  FY 2015            Reported Diluted Earnings Per Share  [ ]  1.33  [ ]  5.72  Adjusted for:          Maintenance rights amortization impact, AeroTurbine pre-tax results, including restructuring related expenses, mark-to-market on interest rate caps and swaps and ILFC transaction and integration related expenses  [ ]  0.52  [ ]  0.90  Income tax impact of above adjustments  [ ]  -   [ ]  (0.04)            Adjusted Diluted Earnings Per Share (as previously reported)  [ ]  1.85  [ ]  6.58  Following the SEC’s issuance of updated guidance on the use of non-GAAP financial measures, the Company is no longer reporting adjusted earnings per share. Below is a reconciliation of reported earnings per share to adjusted earnings per share, as previously reported, for 4Q 2016 and 2015 and full year 2016 and 2015, which is provided as a final transitional disclosure.